UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION

12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-34765

Teucrium Commodity Trust

(Exact name of registrant as specified in its charter)

232 Hidden Lake Road, Building A, Brattleboro, Vermont 05301

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Units of Beneficial Interest of: Teucrium Natural Gas Fund and Teucrium WTI Crude Oil Fund

(Title of each class of securities covered by this Form)

Common Units of Beneficial Interest of: Teucrium Agricultural Fund; Teucrium Corn Fund;
Teucrium Soybean Fund; Teucrium Sugar Fund; and Teucrium Wheat Fund

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: Less than 300

Pursuant to the requirements of the Securities Exchange Act of 1934 Teucrium Trading, LLC, the Sponsor of Teucrium Commodity Trust, has caused this certification/notice to be signed on behalf of the Registrant by the undersigned duly authorized person.

Date:	January 9, 2015	By:	/s/ Dale Riker
Name: Dale Riker Title: Chief Executive Officer